UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3551

EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive

Pittsburgh, Pennsylvania  15212

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Equitable Resources, Inc. Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2005 and 2004, and the income and changes in plan equity for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania

March 20, 2006

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2005	2004

ASSETS

Investment in Equitable Resources, Inc. Common Stock, at fair value (116,460 shares at $60.66 per share in 2004)	$—	$7,064,435
Cash	113	—
Contribution receivable–employee	81,628	110,502
Contribution receivable–employer	9,070	13,390
TOTAL	$90,811	$7,188,327

LIABILITIES

Deferred employee and employer contributions	$90,811	$—

EQUITY	—	7,188,327

TOTAL	$90,811	$7,188,327

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2005	2004	2003

INCOME
Contributions:
Employer	$102,288	$99,625	$86,373
Employee	924,918	878,664	802,681
Dividend income	—	161,286	102,348
Realized gain on sale of investments	14,343	255,742	127,995
Unrealized (depreciation) appreciation on investments	(363,720)	1,740,029	698,763
TOTAL	677,829	3,135,346	1,818,160

EXPENSE
Employee withdrawals	38,626	765,768	564,622
Distributions to participants (Note1)	6,800,324	—	—
Cost of shares purchased	1,027,206	—	—
TOTAL	7,866,156	765,768	564,622

NET INCOME	(7,188,327)	2,369,578	1,253,538

EQUITY:
At beginning of year	7,188,327	4,818,749	3,565,211
At end of year	$—	$7,188,327	$4,818,749

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1.             Description of the Plan

The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions.

General

The Plan is an employee stock purchase plan implemented on October 1, 1995 and amended March 21, 1996 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company’s common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Effective February 1, 2005, Putnam Fiduciary Trust Company was replaced as plan recordkeeper by Fidelity Stock Plan Services, LLC (Fidelity Services), and as plan custodian by National Financial Services, LLC (an affiliate of Fidelity Services and together with Fidelity Services and certain other affiliates, Fidelity). Upon transfer of all Plan assets on February 1, 2005, Fidelity established individual self-directed brokerage accounts for each participant into which the Company stock previously purchased by employees and held in the Plan was deposited. All Company stock purchased through the Plan effective February 1, 2005 is held directly by the employees in their brokerage accounts with Fidelity.

Contributions and Purchase of Stock

Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with the Plan’s custodian and are used to purchase shares of the Company’s common stock in accordance with the provisions set forth in the plan agreement.

The price of stock purchased for a participant is 90 percent of the closing price of the stock on the second business day after the close of each monthly period.

The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock directly to the custodian.

Dividends on Stock

Through December 31, 2004, dividends on stock on a quarterly basis were automatically used to purchase additional shares for all participants. Participants, however, were able to make a written request to receive a cash distribution of dividend payments. Upon the change in administration of the Plan in connection with the change in custodian to Fidelity, dividends are deposited to each employee’s individual brokerage account.

Sale of Stock

Participants are required to hold any shares purchased through the Plan for a minimum of one year. Following the one year holding period, participants may sell shares from their individual accounts and are responsible for all costs associated with the sale of stock.

Termination of Employment

Upon termination of the participant’s employment for any reason, payroll deductions credited to the participant’s account(s) which have not yet been used to purchase stock will be returned to the participant. Terminated participants are not permitted to purchase shares through the Plan.

Plan Expenses

Expenses associated with the administration of the Plan are paid by the Company. Participants are responsible for all charges and expenses incurred through the sale of their shares.

Reclassifications

Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation.

2.             Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Assets

Cash represents the excess funds required to purchase full shares of stock.

The Equitable Resources, Inc. Common Stock is valued at the closing market price as quoted on the New York Stock Exchange.

Investments at December 31, 2005, 2004 and 2003 are comprised of Equitable Resources, Inc. Common Stock:

	Shares	Fair Value	Original Cost	Unrealized Appreciation

2005	—	$—	$—	$—

2004	116,460	$7,064,435	$2,925,343	$4,139,092

2003	109,817	$4,713,352	$2,314,289	$2,399,063

	Proceeds from Sales	Original Cost (FIFO)	Realized Gain

2005	$38,625	$24,282	$14,343

2004	$559,262	$303,520	$255,742

2003	$349,041	$221,046	$127,995

3.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.                                       Income Tax Status of Plan

It is the intention of the Company to have the Plan meet the requirements of Section 423 of the Internal Revenue Code (the Code). The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code. Participating employees are subject to state and federal income tax on income derived from the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Administrator

March 29, 2006